# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alamar Biosciences, Inc., CIK 0002104204
CUSIP: 010911105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 47071 BAYSIDE PARKWAY, 47071 BAYSIDE PARKWAY, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 07/05/2026
Amends the filing with accession number 0001875620-26-000007
Filed by CIK 0001875620
Persons authorized to receive notices and communications: Jonathan Goodman, c/o Sands Capital Alternatives, LLC, 1000 Wilson Boulevard, Suite 3000, Arlington, Virginia (VA), 22209, 703-562-4000

## Reporting persons
- Sands Capital Life Sciences Pulse Fund II, L.P. (CIK 0001875620): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,230,926; sole dispositive power 0; shared dispositive power 4,230,926; aggregate amount beneficially owned 4,230,926 (6.1% of the class)
  Comment: Rows 7 through 13 reflect shares held directly by Sands Capital Life Sciences Pulse Fund II, L.P. The percentage in Row 13 is based on 69,311,186 shares of Common Stock outstanding as of April 30, 2026 as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Sands Capital Alternatives, LLC (CIK 0001846444): type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,230,926; sole dispositive power 0; shared dispositive power 4,230,926; aggregate amount beneficially owned 4,230,926 (6.1% of the class)
  Comment: Rows 7 through 13 reflect shares held directly by Sands Capital Life Sciences Pulse Fund II, L.P. Sands Capital Alternatives, LLC did not directly furnish consideration for such shares and is reporting solely because it may be deemed to beneficially own the shares held by Sands Capital Life Sciences Pulse Fund II, L.P. The percentage in Row 13 is based on 69,311,186 shares of Common Stock outstanding as of April 30, 2026 as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- SANDS FRANK M. (CIK 0001870494): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,230,926; sole dispositive power 0; shared dispositive power 4,230,926; aggregate amount beneficially owned 4,230,926 (6.1% of the class)
  Comment: Rows 7 through 13 reflect shares held directly by Sands Capital Life Sciences Pulse Fund II, L.P. Frank M. Sands did not directly furnish consideration for such shares and is reporting solely because he may be deemed to beneficially own the shares held by Sands Capital Life Sciences Pulse Fund II, L.P. The percentage in Row 13 is based on 69,311,186 shares of Common Stock outstanding as of April 30, 2026 as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alamar Biosciences, Inc.
Address of issuer's principal executive offices: 47071 BAYSIDE PARKWAY, 47071 BAYSIDE PARKWAY, FREMONT, California (CA), 94538
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D originally filed on April 23, 2026 (the "Original Schedule 13D"), by Sands Capital Life Sciences Pulse Fund II, L.P. ("Sands Pulse Fund II"), Sands Capital Alternatives, LLC ("Sands Capital Alternatives"), and Frank M. Sands ("Sands" and, together with Sands Pulse Fund II and Sands Capital Alternatives, the "Reporting Persons"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Alamar Biosciences, Inc. (the "Issuer"). Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. This Amendment No. 1 is being filed to report the change in the Reporting Persons' relationship with the Issuer's board of directors following the passing of Ian Ratcliffe on July 5, 2026.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired and hold the Common Stock for investment purposes in the ordinary course of Sands Pulse Fund II's investment activities.

Subject to applicable legal requirements or contractual restrictions, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer including but not limited to its operations and strategic direction. As previously disclosed in the Original Schedule 13D, Ian Ratcliffe, an Executive Managing Partner of the Life Sciences Pulse strategy and an Executive Managing Director of Sands Capital Alternatives, served on the Issuer's board of directors. Following Mr. Ratcliffe's passing on July 5, 2026, he ceased to serve as a member of the Issuer's board of directors. No other employee, officer, partner or other affiliated person of any Reporting Person currently serves on the Issuer's board of directors, and the Reporting Persons do not currently intend to seek board representation.

Except as set forth in this Schedule 13D, as amended, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

As of the date of this Amendment No. 1, Sands Pulse Fund II directly holds 4,230,926 shares of Common Stock, representing approximately 6.1% of the outstanding Common Stock. The percentage reported herein is based on 69,311,186 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

Sands Pulse Fund II has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 4,230,926 shares of Common Stock.

Sands Capital Alternatives, as investment manager of Sands Pulse Fund II, may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 4,230,926 shares of Common Stock.

Sands, by virtue of his ultimate voting and investment power over securities held by Sands Pulse Fund II, may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 4,230,926 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(b) of the Original Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

None of the Reporting Persons has effected any transaction in the Common Stock during the 60 days preceding the filing of this Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information set forth in Item 5(e) of the Original Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The information set forth in Item 7 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Sands Capital Life Sciences Pulse Fund II, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Life Sciences Pulse Fund II, L.P. (07/07/2026)
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (07/07/2026)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (07/07/2026)
Comment: Sands Capital Life Sciences Pulse Fund II, L.P. signed by Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner, by Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner, by Jonathan Goodman, General Counsel.